Exhibit 99.1

Scorpio Tankers Inc. Announces Time Charter-In Agreements for Three MR Product Tankers

Monaco -- (Marketwire) – March 14, 2012 -- Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers”, or the “Company”) announced today that it has contracted to time charter-in three MR product tankers. The terms of the contracts are summarized as follows:

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A 2010 built MR product tanker will be time chartered-in for one year at $13,900 per day and is expected to be delivered end of March 2012. The agreement includes an option to extend the charter for an additional year at $14,900 per day.

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A 2012 built MR product tanker will be time chartered-in for two years at $14,760 per day and is expected to be delivered in April 2012. The agreement includes an option to extend the charter for an additional year at $16,000 per day.

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A 2007 built MR product tanker will be time chartered-in for two years at $14,150 per day and is expected to be delivered in May 2012. The agreement includes an option to extend the charter for an additional year at $15,150 per day.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers currently owns a fleet of 12 vessels (one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker) with an average age of 6.1 years, time charters-in twelve vessels (one LR2 tanker, six Handymax and five MR tankers), and has contracted for seven newbuilding MRs, which are scheduled to be delivered to the Company between July 2012 and April 2013. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company's website does not constitute part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616